FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

 Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 3/21/2018

Ternium S.A.

(Translation of Registrant’s name into English)

Ternium S.A.
29, avenue de la Porte-Neuve – 3rd floor

 L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing Annual and Extraordinary General Meetings of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By:	/s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: March 21, 2018

Sebastián Martí

Ternium - Investor Relations

+1 (866) 890 0443

+54 (11) 4018 8389

www.ternium.com

Ternium Announces Annual and Extraordinary General Meetings of Shareholders

Luxembourg, March 21, 2018 – Ternium S.A. (NYSE: TX) announced today that its annual general meeting of shareholders will be held on Wednesday May 2, 2018, at 2:30 p.m. (Luxembourg time) and that an Extraordinary General Meeting of Shareholders will be held immediately after the adjournment of the Annual General Meeting of Shareholders. Both meetings will be held at the Company’s registered office located at 29, Avenue de la Porte Neuve, L-2227 Luxembourg. Each holder of Ternium ADSs as of April 2, 2018, shall be entitled to instruct The Bank of New York Mellon, the depositary bank, as to the exercise of the voting rights pertaining to the shares represented by such holder’s ADSs.

The Notice and Agenda for the meetings, the Shareholder Meeting Brochure and Proxy Statement, the Company’s 2017 annual report (which includes the Company’s consolidated financial statements as of December 31, 2017 and 2016 and for the years then ended , and the Company’s annual accounts as of December 31, 2017, together with the board of directors’ and the independent auditors’ reports thereon) and the draft of the consolidated articles of association of the Company (reflecting the proposed amendments to the articles referred to in the agenda for the Extraordinary General Meeting of Shareholders), are available on our website at http://www.ternium.com/en/investor-center/. Copies of such documents are also available free of charge at the Company’s registered office in Luxembourg, between 10:00 a.m. and 5:00 p.m., Luxembourg time. In addition, shareholders registered in the Company’s share register may obtain electronic copies of each such documents free of charge by sending an e-mail request to the following electronic address: ir@ternium.com.

About Ternium

Ternium is Latin America’s leading flat steel producer, with operating facilities in Mexico, Brazil, Argentina, Colombia, the southern United States and Central America. The company offers a broad range of high value-added steel products for customers active in the automotive, home appliances, construction, capital goods, container, food and energy industries through its manufacturing and service center network and advanced customer integration systems. More information about Ternium is available at www.ternium.com.